SHAREHOLDER VOTING RESULTS

       At a Special Meeting of Shareholders of the Tactical
Allocation Fund (the "Fund") on April 29, 2014, shareholders of record at the close of business on February 11, 2014 voted to approve the following proposals:

       Proposal 1: To approve a new Sub-Advisory
Agreement between Catalyst Capital Advisors LLC and Lyons
Wealth Management, LLC, with respect to the Fund, a series of Mutual Fund Series Trust (the "Trust").



Shares
Voted In
Favor
Shares Voted
Against or
Abstentions
Tactical
Allocation
2,168,438
657,764

       Proposal 2: To approve the Fund's reliance on an order granted by the Securities and Exchange Commission under which the Fund has been granted for exemption from certain provisions of Section 15(a) of the Investment
Company Act of 1940.


Shares
Voted In
Favor
Shares Voted
Against or
Abstentions
Tactical
Allocation
2,164,493
661,595

CATALYST FUNDS
SUPPLEMENTAL INFORMATION (Unaudited)
June 30, 2014	T